EXHIBIT 99.1

Golar LNG Partners L.P. : Fixed income investor meetings

Golar LNG Partners L.P. has mandated Danske Bank Markets, DNB Markets, Nordea, Pareto and SEB to arrange a series of fixed income investor meetings commencing on Tuesday 31st January, 2017.

Following the investor meetings, a USD denominated 4.5 year senior unsecured bond transaction may follow, subject to inter alia market conditions.

For further information, please contact:

CEO, Graham Robjohns +44 207 063 7900

IR Contact, Stuart Buchanan +44 207 063 7900

Hamilton, Bermuda

January 31, 2017

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.